03013959

FEB 2 8 2003

207

AR 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCAdvisors Network Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 S. Revere Parkway
(No. and Street)

Englewood, CO 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Gillespie (303) 705-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600 Denver CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathryn Dominick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCAdvisors Network Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None

Subscribed and sworn before me
this 26th day of February 2003

CHERYL L. ROUSE NOTARY PUBLIC STATE OF COLORADO

Notary Public

My Commission expires

My Commission Expires 07/17/2005

Signature

Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCAdvisors Network Inc.

Financial Statements
and Supplemental Schedules for the Year Ended December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

TCAdvisors Network Inc.:

We have audited the following financial statements of TCAdvisors Network Inc. (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCAdvisors Network Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of TCAdvisors Network Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Supplemental Schedules:	
Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Minimum Net Capital Required as of December 31, 2002	10
Exemptive Provision Under Rule 15c3-3 Under the Securities Exchange Act of 1934 as of December 31, 2002	11

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2003

TCADVISORS NETWORK INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents (Note 2)	$ 550,332
Clearing agent deposits (Note 3)	150,000
Accounts receivable (net of allowance of $5,842)	640,058
Prepaid expenses and other assets	11,813
Furniture and equipment (net of accumulated depreciation of $38,698)	14,931
TOTAL	$ 1,367,134

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Cash overdraft	$ 29,584
Accounts payable and accrued expenses	65,558
Due to affiliate (Note 4)	3,105
Commissions payable	6,619
Total liabilities	104,866
STOCKHOLDER'S EQUITY (Notes 5 and 6):	
Common stock, $0.01 par value, authorized 1,100,000 shares, 900,000 shares issued and outstanding	9,000
Additional paid-in capital	583,378
Retained earnings	669,890
Total stockholder's equity	1,262,268
TOTAL	$ 1,367,134

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Commission revenue	$1,231,383
Mutual fund revenue	1,603,973
Total revenue	2,835,356
EXPENSES:	
Payroll and employee benefits	1,095,658
Occupancy and other	481,267
Professional fees, dues and subscriptions	216,434
Trading costs	83,816
Depreciation and amortization	8,389
Total expenses	1,885,564
INCOME FROM OPERATIONS	949,792
OTHER INCOME—Interest	3,384
NET INCOME	$ 953,176

See notes to financial statements.

TCADVISORS NETWORK INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCES AT DECEMBER 31, 2001	900,000	$ 9,000	$ 583,378	$ 191,714	$ 784,092
Distribution to stockholder				(475,000)	(475,000)
Net income				953,176	953,176
BALANCES AT DECEMBER 31, 2002	900,000	$ 9,000	$ 583,378	$ 669,890	$ 1,262,268

See notes to financial statements.

TCADIVSORS NETWORK INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 953,176
Adjustments to reconcile net income to net cash provided by operating activities—	
Depreciation and amortization	8,389
Net changes in assets and liabilities:	
Accounts receivable	(260,845)
Prepaid expenses and other assets	29,221
Cash overdraft	29,584
Accounts payable and accrued expenses	10,927
Commissions payable	(13,381)
Deferred revenue	(27,057)
Due to affiliate	(7,534)
Net cash provided by operating activities	722,480
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to stockholder	(475,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	247,480
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	302,852
CASH AND CASH EQUIVALENTS—END OF YEAR	$ 550,332

See notes to financial statements.

TCADVISORS NETWORK INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization–TCAdvisors Network Inc. (the Company) was incorporated under the laws of the State of Colorado on December 17, 1993 and became registered as a broker-dealer on February 24, 1994. In 1997, the Company opened a branch in Scottsdale, Arizona, to transact business as a secondary marketing network facilitating the transfer of limited partnership interests. The Company shares common control with Gemisys Financial Services Corporation (Gemisys), TCA Financial Corporation, and Trust Company of America.

The Company is a fully disclosed broker/dealer, and as such, holds no customer funds or securities. All trades are transacted through clearing brokers.

Furniture and Equipment–Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years.

Commission Revenue–Commission revenue and related expenses are recorded on a trade-date basis. Commission revenue related to the secondary marketing of limited partnership interests is recorded on the date that the buyer and seller have contractually agreed and the buyer deposits the purchase price into escrow.

Mutual Fund Revenue–The Company receives service and distribution fees ("12b-1 fees") from various mutual funds, in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned.

Income Taxes–The Company is a Subchapter S Corporation. As a result, the Company's taxable income is reportable by its stockholder.

Accounting Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include contingent liabilities associated with litigation and the fair value of the Company's stock for the purposes of their stock option plan. Actual results could differ from those estimates.

2. CASH AND CASH EQUIVALENTS

Cash equivalents for purposes of the statement of cash flows include highly liquid investments with a maturity of three months or less at the date of acquisition.

3. CLEARING AGENT DEPOSITS

Pursuant to a Clearing Agent Agreement with its former clearing company, the Company maintains a deposit account with such company amounting to $50,000 at December 31, 2002. The Company also maintains a deposit account amounting to $100,000 with its new clearing agent pursuant to a Clearing Agent Agreement; this new clearing agent deposit has been included as an allowable asset for purposes of the net capital calculation.

4. DUE FROM/TO AFFILIATE

Pursuant to a management agreement with Gemisys, an affiliated entity, the Company incurred $265,300 for various operating expenses including office space and salaries during 2002. Amounts owed to the affiliate at year-end equaled $3,109.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $534,459 which was $484,459 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1 at December 31, 2002.

6. STOCK OPTIONS

During 1998, the Company's Board of Directors approved the 1998 Stock Option Plan (the Plan) for certain officers, consultants and directors of the Company. Options are to be granted at prices not less than the fair market value of the Company's stock at the date of grant. The fair market value of the Company's stock is determined in good faith by the Company's Board of Directors at the date of the option grant. All options under the Plan vest and become exercisable twenty-five percent per year commencing on the first anniversary of the grant and expire ten years from the date of grant. There are 100,000 shares of common stock reserved for issuance under the Plan. The following is a summary of changes in shares under option:

	Shares	Weighted Average Price
Outstanding, beginning of year	33,500	$ 3.31
Granted	47,500	3.21
Forfeited	(12,500)	3.21
Outstanding, end of year	68,500	$ 3.26
Options exercisable, end of year	39,698	$ 3.22

All options exercised are subject to the execution of Shareholder, Confidentiality, and Noncompete agreements. The outstanding options are exercisable at prices ranging from $2.87 to $4.69 per share. The weighted average remaining contractual life of options outstanding is 7.46 years.

The Company has elected to account for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for the stock option plan. The Company has estimated the fair value of the options granted using the minimum value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost been determined based on the fair value at the grant date for the Company's stock options in accordance with SFAS No. 123, the proforma effect on current year earnings would have been a decrease of $15,126. For purposes of calculating this pro forma effect, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a weighted average risk-free interest rate of 5.76% for options granted prior to 2002 and 4.97% for options granted in 2002 and expected lives of 7.5 years.

7. COMMITMENTS AND CONTINGENCIES

In addition to the expenses outlined in Note 4, the Company also leases certain office facilities from Gemisys under noncancelable leases through January 2004 for which future minimum lease payments are $32,500 annually. Rent expense was $125,423 in 2002.

The Company is involved in various legal proceedings which arise in the normal course of business.

A case has been filed against the Company and various affiliates by a former employee. The plaintiff claims that as part of an employment agreement, the plaintiff was offered an equity stake in the Company. The plaintiff seeks compensatory damages in excess of $3.7 million. An NASD arbitration hearing has been scheduled for July 2003.

A case has been filed against the Company by the Company's former clearing broker. The plaintiff claims the Company owes approximately $440,000 to close out the account, due to a current deficit in the account. An NASD arbitration hearing date has not been set.

Management is unable to estimate an amount or range of amounts of any potential liability associated with any litigation.

* * * * * *

SUPPLEMENTAL SCHEDULES

TCADVISORS NETWORK INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND MINIMUM NET CAPITAL REQUIRED AS OF DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS	$ 104,866
MINIMUM NET CAPITAL REQUIRED - greater of 6-2/3% of aggregate indebtedness, or $50,000 minimum	$ 50,000
STOCKHOLDER'S EQUITY	$ 1,262,268
NONALLOWABLE ASSETS:	
Clearing agent deposit	50,000
Accounts receivable	640,058
Prepaid expenses and other assets	11,813
Furniture and equipment	14,931
	716,802
Haircut on investment	11,007
NET CAPITAL	$ 534,459
CAPITAL IN EXCESS OF REQUIREMENT	$ 484,459
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.20:1

No material differences exist between the above net capital calculation and the corresponding computation included in the Company's unaudited Form X-17A-5 Part IIA filing as of December 31, 2002. Therefore, no reconciliation of the two computations is deemed necessary.

TCADVISORS NETWORK INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

February 24, 2003

TCAdvisors Network Inc.
7103 South Revere Parkway
Englewood, Colorado 80112

Dear Sirs:

In planning and performing our audit of the financial statements of TCAdvisors Network Inc. (the "Company") for the year ended December 31, 2002 (on which we have issued our report dated February 24, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP